TRAE O’NEIL HIGH LEGAL SERVICE PC

Licensed in Texas Only

(347) 663-8063

thigh@tohlspc.com

CORPORATE ● SECURITIES ● MERGERS & ACQUISITIONS ● CONTRACTS

March 9, 2022

Medical 21, Inc.

Manny Villafaña, CEO

15070 23rd Avenue North

Minneapolis, MN 55447

Re: Regulation A Offering

Dear Mr. Villafaña:

In connection with the Regulation A offering of Common Stock of Medical 21, Inc. dated on or about March 9, 2022 (the “Offering”), please accept this letter as my opinion as to the legality of the securities covered by the Offering Circular associated therewith.

It is my opinion that the shares of Common Stock offered in the Offering will, when sold, be legally issued, fully paid and non-assessable under the laws of the State of Minnesota,** in which Medical 21, Inc. is incorporated.

Very truly yours,

s/Trae O'Neil High Legal Services PC

Trae O'Neil High, Attorney

For the Firm

**Not licensed in the State of Minnesota